SECURITIES AND EXCHANGE COMMISSION
				WASHINGTON, DC  20549

				   SCHEDULE 13D/A

			Under the Securities Exchange Act of 1934
				(Amendment No. 16)*


				HARRIS & HARRIS GROUP, INC.
				     (Name of Issuer)


			 COMMON STOCK, par value $ .01 per share
			     (Title of Class of Securities)


					413833104

				      (CUSIP Number)


				    Charles E. Harris
				Harris & Harris Group, Inc.
	 		   111 West 57th Street, Suite 1100
                                New York, New York 10019
					(212) 582-0900
			(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

				    October 31, 2008

		  (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.     [ ]

	Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



			   Page 1 of 10 Pages

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CUSIP No. 413833104		    13D			Page 2 of 9 Pages
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1	NAMES OF REPORTING PERSONS

	Charles E. Harris
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
	(see instructions)                                           (b)  [ ]
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3	SEC USE ONLY
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4	SOURCE OF FUNDS (see instructions)

	OO
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5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
	PURSUANT TO ITEM 2(d) or 2(e)
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6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
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NUMBER 	     	7	SOLE VOTING POWER
OF
SHARES 			0
BENEFICIALLY	--------------------------------------------------------------
OWNED BY 	8	SHARED VOTING POWER
EACH
REPORTING 		2,229,752 Shares**
PERSON 		--------------------------------------------------------------
WITH 		9	SOLE DISPOSITIVE POWER

			0
		--------------------------------------------------------------
		10	SHARED DISPOSITIVE POWER

			2,229,752 Shares**
		--------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,229,752 Shares**
------------------------------------------------------------------------------
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
	CERTAIN SHARES (see instructions)
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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	8.25%
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14	TYPE OF REPORTING PERSON (see instructions)

	IN
------------------------------------------------------------------------------

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CUSIP No. 413833104		13D			Page 3 of 9 Pages
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**Includes 1,190,193 shares owned directly by Charles E. Harris and 1,039,559 shares owned directly by Susan T. Harris. Indirect beneficial ownership of Mrs. Harris's 1,039,559 shares may be attributed to Mr. Harris. The 1,190,193 shares owned directly by Mr. Harris include 221,530 options granted to Mr. Harris on June 26, 2006 (with a vesting date of December 26, 2006); 238,820 options granted to Mr. Harris on June 26, 2006 (with a vesting date of June 26, 2007); 253,224 options granted to Mr. Harris on June 26, 2006 (with a vesting date of June 26, 2008); 13,333 options granted to Mr. Harris on June 26, 2006 (with a vesting date of December 26, 2008); 120,491 options granted to Mr. Harris on June 27, 2007 (with a vesting date of December 27, 2007); 120,490 options granted to Mr. Harris on June 27, 2007 (with a vesting date of December 27, 2008); 187,039 options granted to Mr. Harris on August 13, 2008 (with a vesting date of December 31, 2008); and 35,266 shares of common stock. Mr. Harris disclaims beneficial ownership of the 1,039,559 shares owned directly by Mrs. Harris.

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CUSIP No. 413833104		13D			Page 4 of 9 Pages
------------------------------------------------------------------------------
1	NAMES OF REPORTING PERSONS

	Susan T. Harris
------------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
	(see instructions)                                            (b)  [ ]
------------------------------------------------------------------------------
3	SEC USE ONLY
------------------------------------------------------------------------------
4	SOURCE OF FUNDS (see instructions)

	OO
------------------------------------------------------------------------------
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
	PURSUANT TO ITEM 2(d) or 2(e)
------------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
------------------------------------------------------------------------------
NUMBER 	     	7	SOLE VOTING POWER
OF
SHARES 			0
BENEFICIALLY	--------------------------------------------------------------
OWNED BY 	8	SHARED VOTING POWER
EACH
REPORTING 		2,229,752 Shares***
PERSON 		--------------------------------------------------------------
WITH 		9	SOLE DISPOSITIVE POWER

			0
		--------------------------------------------------------------
		10	SHARED DISPOSITIVE POWER

			2,229,752 Shares***
		--------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,229,752 Shares***
------------------------------------------------------------------------------
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
	CERTAIN SHARES (see instructions)
------------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	8.25%
------------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON (see instructions)

	IN
------------------------------------------------------------------------------
***Includes 1,039,559 shares owned directly by Susan T. Harris and 1,190,193 shares owned directly by Charles E. Harris. Indirect beneficial ownership of Mr. Harris's 1,190,193 shares may be attributed to Mrs. Harris. Mrs. Harris disclaims beneficial ownership of the 1,190,193 shares owned directly by Mr. Harris.

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CUSIP No. 413833104		13D			Page 5 of 9 Pages
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Item 1. 	Security and Issuer.

	The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Harris & Harris Group, Inc., a New York Corporation (the "Company"). The address of the principal executive offices of the Company is 111 West 57th Street, Suite 1100, New York, New York 10019.


Item 2. 	Identity and Background.

	(a)	The reporting persons are Charles E. Harris and Susan T.
Harris (the "Reporting Parties").

	(b)	The Reporting Parties' business address is Harris & Harris
Group, Inc., 111 West 57th Street, Suite 1100, New York, New York 10019.

	(c)	Mr. Harris is Chairman, Chief Executive Officer, and a Managing
Director of the Company. Mrs. Harris is a freelance financial writer and is Secretary of the Company.

	(d)	Neither of the Reporting Parties has during the last five years been convicted in a criminal proceeding.

	(e)	The Reporting Parties have not been and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	(f)	The Reporting Parties are husband and wife and are citizens of the United States of America.


Item 3.  	Source and Amount of Funds or Other Consideration.

	The increase in ownership was owing to the vesting of employee stock options. Therefore, no funds were used in making a purchase.


Item 4. 	Purpose of Transaction.

	On August 13, 2008, the Company granted Mr. Harris 187,039 stock options that will vest on December 31, 2008. Pursuant to Rule 13d-3 under the Act, the Reporting Parties are deemed to be the beneficial owners of these options as of October 31, 2008, which is 60 days prior to the vesting date. These options were granted to Mr. Harris pursuant to the Company's Equity Incentive Plan.


Item 5. 	Interest in Securities of the Issuer.

	(a)	 As of October 31, 2008, the Reporting Parties beneficially owned
2,229,752 shares or 8.25% of the Company's Common Stock as follows:


				Amount Beneficially
				  Owned Directly	  Percent Common Stock
				-------------------	  --------------------
		Mr. Harris	    1,190,193			4.40%
		Mrs. Harris	    1,039,559			3.85%


	(b) 	The Reporting Parties make independent decisions with respect to the shares beneficially owned or controlled by them individually.

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CUSIP No. 413833104		13D			Page 6 of 9 Pages
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	(c) 	Charles E. Harris has engaged in the following transactions
concerning the Company's Common Stock within 60 days prior to the date of the event which requires filing of this statement:

	Transaction 	  Transaction	     Securities	     Securities
	   Date		     Type	      Acquired	        Sold
        -----------       -----------        ----------      ----------

	10/27/2008	  Vesting of
			  stock options	       13,333

	10/28/2008	  Vesting of
			  stock options	      120,490


	(d) Not applicable.


	(e) Not applicable.


Item 6.	Contracts, Arrangements, Understanding or Relationships
	with Respect to Securities of the Issuer.


	Charles E. Harris is a party to the following agreements:

     		 The Amended and Restated Employment Agreement between
	Harris & Harris Group, Inc. and Charles E. Harris, dated August 2, 2007;

    		 The Harris & Harris Group, Inc. 2006 Equity Incentive Plan Incentive Stock Option Agreement, dated June 26, 2006;

      		 The Harris & Harris Group, Inc. 2006 Equity Incentive Plan Non-Qualified Stock Option Agreement, dated June 26, 2006;

      		 The Harris & Harris Group, Inc. 2006 Equity Incentive Plan Non-Qualified Stock Option Agreement, dated June 27, 2007; and

      		The Harris & Harris Group, Inc. 2006 Equity Incentive Plan Non-Qualified Stock Option Agreement, dated August 13, 2008.


Item 7.  Material to be Filed as Exhibits.

	(1) 	The Amended and Restated Employment Agreement between Harris
		& Harris Group, Inc. and Charles E. Harris, dated August 2, 2007, incorporated by reference as Exhibit 10.1 to the Company's Form 8-K (File No. 814-00176) filed on August 3, 2007.

	(2) 	The Form of Incentive Stock Option Agreement, incorporated by
		reference as Exhibit 10.1 to the Company's Form 8-K (File No. 814-00176) filed on June 26, 2006.

	(3) 	The Form of Non-Qualified Stock Option Agreement, incorporated
		by reference as Exhibit 10.2 to the Company's 8-K (File No. 814-00176) filed on June 26, 2006.

	(4) 	Joint Filing Agreement, filed herewith.

					SIGNATURE

	After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





					November 3, 2008
					----------------
				             (Date)

					/s/ Charles E. Harris
					-----------------------------
			    		    Charles E. Harris
				   	    Chief Executive Officer

					SIGNATURE

	After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




					November 3, 2008
					----------------
				             (Date)

					/s/ Susan T. Harris
					-----------------------------
				      	    Susan T. Harris

					EXHIBIT INDEX



	Exhibit No.	Description
        -----------     --------------------

	    4		Joint Filing Agreement